UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 001-35897

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Voya 401(k) Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voya Financial, Inc.
230 Park Avenue
New York, New York 10169

Voya 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the Voya 401(k) Savings Plan are being filed herewith:

	Audited Financial Statements as of December 31, 2016 and 2015, and for the years then ended and Supplemental Schedule as of December 31, 2016 :

	Report of Independent Registered Public Accounting Firm		2

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015		3
	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015		4
	Notes to Financial Statements		5

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		15

	Signature Page:		16

II.	The following exhibits are being filed herewith:
	Exhibit No.	Description
	1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
	99.1	Certification Pursuant to 18 U.S.C Section 1350 (Section 905 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

Voya Financial Pension Committee
Voya 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Voya 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Voya 401(k) Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Voya 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 28, 2017

Voya 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015

	2016	2015
Assets:
Receivables:
Notes receivable from participants	$20,380,021	$19,930,005
Total receivables	20,380,021	19,930,005

Investments:
Investments at fair value	1,104,088,749	1,022,452,876
Total investments at fair value	1,104,088,749	1,022,452,876

Guaranteed investment contract	422,361,673	400,906,871
Fully-benefit responsive investment contracts at contract value	422,361,673	400,906,871

Net assets available for benefits	$1,546,830,443	$1,443,289,752

The accompanying notes are an integral part of these financial statements.

3

Voya 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2016 and 2015

	2016	2015
Additions:
Interest and dividends	$24,348,864	$29,502,737
Interest income on notes receivable from participants	812,825	808,275
Contributions - participants	56,118,132	54,391,236
Contributions - employer	36,388,420	35,328,806
Rollover contributions	11,518,712	13,075,653
Other	65,186	—
Total additions	129,252,139	133,106,707
Change in fair value of investments	67,112,557	(8,887,840)
Additions, including change in fair value of investments	196,364,696	124,218,867

Deductions:
Benefits paid directly to participants	92,767,611	106,229,444
Administrative expenses	56,394	—
Total deductions	92,824,005	106,229,444
Net increase	103,540,691	17,989,423
Net assets available for benefits:
Beginning of year	1,443,289,752	1,425,300,329
End of year	$1,546,830,443	$1,443,289,752

The accompanying notes are an integral part of these financial statements.

4

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

1. Description of Plan

The following is a general description of the Voya 401(k) Savings Plan (the “Plan”). Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein. Any conflicts between the terms of the Plan document and this description shall be resolved by referring to the Plan document.

The Plan is a voluntary defined contribution plan available to all eligible employees, as defined in the Plan document. The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Voya Services Company is the Plan sponsor (“Plan Sponsor”, or the “Company”). The Company is a wholly owned subsidiary of Voya Financial, Inc. (“Voya”). Voya is traded on the New York Stock Exchange under the symbol “VOYA.” The Voya Financial Pension Committee is the Plan administrator (“Plan Administrator”). Voya Institutional Trust Company, a wholly owned subsidiary of Voya is the trustee (“Trustee”) of the Plan.

Investment Options

At December 31, 2016, the Plan’s assets were invested in the following investment vehicles:

Boston Partners Large Cap Value Equity Fund
Causeway International Value Fund - Institutional Class
Equity Index Non-Lendable Fund M
ING Group Company Stock Fund (closed to new contributions)
ING Leveraged Company Stock Fund (closed to new contributions)
Metropolitan West Total Return Bond Fund - Class I
Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One
Nuveen NWQ Small/Mid-Cap Value Fund - Class I
Stable Value Option
State Street Russell Small/Mid Cap Index NL Index Series - Class C
T. Rowe Price Institutional Large-Cap Growth Fund
TD Ameritrade SDBA
Vanguard ® International Growth Fund - Admiral (TM) Shares
Vanguard ® Total Bond Market Index Fund - Institutional Class
Voya Company Stock Fund
Voya Real Estate Fund - Class I
Voya Small Cap Opportunities Portfolio - Class I
Voya Target Index Solution Trust 2020
Voya Target Index Solution Trust 2025
Voya Target Index Solution Trust 2030
Voya Target Index Solution Trust 2035
Voya Target Index Solution Trust 2040
Voya Target Index Solution Trust 2045
Voya Target Index Solution Trust 2050
Voya Target Index Solution Trust 2055
Voya Target Index Solution Trust 2060
Voya Target Index Solution Trust Income

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

1. Description of Plan (continued)

The Plan offers a self-directed brokerage account option (“SDBA”). The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

As of December 31, 2016 and 2015, the Plan’s assets were significantly concentrated in Voya affiliated investments such as Voya mutual funds, Voya collective investment trusts, and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution. Company contributions are based on participant deferrals. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fees or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to restore participant accounts previously forfeited, as specified in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under Voya’s managed long term disability plan, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.

Any participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of the participant's account.

Participant Contributions

Participants in the Plan may contribute up to 50% of their pre-tax eligible compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”) and participants who have attained age 50 or over in a plan year may elect to begin making catch-up contributions for such plan year in addition to their participant contribution. Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre-tax employee contribution limits. The Roth contributions plus earnings grow tax free and qualified Roth distributions are not subject to federal income taxes.

Employer Contributions

The Company matches participant pre-tax and Roth contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation. The Company does not contribute matching contributions on catch-up contributions. The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

1. Description of Plan (continued)

Forfeitures

The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan document occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The amount of the forfeited nonvested participant accounts as of December 31, 2016 and 2015 was $646,018 and $708,240, respectively.

As permitted by the Plan document, the amount of forfeitures allocated in lieu of employer contributions for the years ended December 31, 2016 and 2015 was $682,570 and $718,851, respectively.

Dividends

Dividends paid are automatically reinvested.

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, the current prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s account balance. A participant may elect to receive benefits in cash, Groep ADRs or Voya shares to the extent the participant's account is invested in the ING Leveraged Company Stock Fund, ING Group Company Stock Fund or the Voya Company Stock Fund. Additionally, upon termination of employment with the Company or a Voya participating employer, a participant may elect to receive a lump sum distribution of their vested account balance. In-service withdrawals are permitted for active participants who have attained age 59½ of their vested account balance. Benefit payments are recorded when paid.

As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

To the extent the Company is required by law or elects to pay such expenses, the Plan sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Plan Trust Fund, unless the Company elects to pay such expenses.

The Plan maintains a Plan Expense Reimbursement Account ("PERA") with respect to certain revenue received from mutual fund companies for services rendered on behalf of the Plan. Any revenue deposited into the PERA is used to offset allowable expenses incurred during the calendar year.

The amount of the PERA account as of December 31, 2016 and 2015 was $8,792 and zero, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their Plan accounts.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep ADRs, Voya shares, guaranteed investment contracts (“GICs”), common collective trusts, SDBA and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value. The fair value of the Stable Value Option which consists of an underlying GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Adoption of New Pronouncements

Investments That Calculate Net Asset Value
In May 2015, the FASB issued ASU 2015-07, "Fair Value Measurement (ASC Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. In addition, the standard limits certain disclosures to investments for which the entity has elected to measure the fair value using the practical expedient, rather than for all investments that are eligible to be measured at fair value using the net asset value per share.

The provisions of ASU 2015-07 were adopted by the Plan, retrospectively, on January 1, 2016, and the disclosures in the Financial Instruments Note has been updated. The adoption had no effect on the Plan's Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

2. Summary of Significant Accounting Policies (continued)

Simplified Financial Reporting For Employee Benefit Plans

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment
Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient.

The provisions of ASU 2015-12 were adopted by the Plan on January 1, 2016. The Plan determined, however, that there was no impact on the total net assets available for benefits.

Future Adoption of Accounting Pronouncements

Financial Instruments - Recognition and Measurement
In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires:

•	Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.

•	Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.

•	The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•
Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.

•	Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Plan is determining the impact of adoption of the provisions of ASU 2016-01.

3. Income Tax Status

The Plan received a determination letter from the IRS dated November 4, 2013, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the IRC.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

4. Investment in Insurance Contract

As of December 31, 2016, the Plan maintained one GIC related investment option, the Stable Value Option. The underlying investment of the
Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by VRIAC (a party-in-interest). The contract owned by the Plan is considered fully benefit-responsive in accordance with ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans.” As of December 31, 2016 and 2015, the contract value of the investments in insurance contracts was $422,361,672 and $400,906,871, respectively.

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

4. Investment in Insurance Contract (continued)

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value. The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The interest credited to participants in the Contract for year ended December 31, 2016 and 2015, was 2.49% and 2.82%, respectively. The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts. Fund performance, net cash flows of the Plan investments, and duration of assets are factors that could influence the average interest credited rate.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

•	The Plan fails to meet any of its obligations under this contract or under any related agreement;

•	All amounts under this contract are withdrawn;

•	The Plan is no longer a qualified plan under the IRC;

•	The Plan is terminated;

•	The Plan no longer has any obligations under the Plan;

•	Any action is taken by the Plan Sponsor, or any other official, which:

a.	Creates a Competing Investment Option;

b.	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;

c.	Materially affects the issuer rights and obligations under this contract;

•	The Plan, without the issuer written agreement, attempts to assign the Plan’s interest in this contract;

•	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;

•	The issuer elects to discontinue accepting deposits for all contracts of this class;

•	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);

•
A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer obligations hereunder.

5. Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to inputs that are unobservable in the market place (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Certain investments are measured at the fair value using the NAV per share as a practical expedient and have not been classified in the fair value hierarchy.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

5. Financial Instruments (continued)

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

•
Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Inputs other than quoted market prices that are observable; and

d.	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

The following tables present the Plan’s hierarchy for its assets measured at fair value:

	Assets at Fair Value as of		December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$453,729,402	$—	$—	$453,729,402
Common stock funds (2)	74,849,501	—	—	74,849,501
Self-directed brokerage account	17,577,041	—	—	17,577,041
Cash and cash equivalents	8,792	—	—	8,792
Total	$546,164,736	$—	$—	$546,164,736
Common/collective trust funds measured at net asset value: (1)
U.S. equities				$343,635,974
Life cycle				194,446,454
International equities				15,962,049
Short-term investment fund				3,879,536
Total assets at fair value				$1,104,088,749

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

5. Financial Instruments (continued)

	Assets at Fair Value as of		December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$447,133,066	$—	$—	$447,133,066
Common stock funds (2)	74,300,259	—	—	74,300,259
Self-directed brokerage account	14,564,449	—	—	14,564,449
Cash and cash equivalents	—	—	—	—
Total	$535,997,774	$—	$—	$535,997,774
Common/collective trust funds measured at net asset value: (1)
U.S. equities				$308,774,658
Life cycle				161,142,747
International equities				13,763,345
Short-term investment fund				2,774,352
Total assets at fair value				$1,022,452,876

(1) This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated based upon the net asset value per share.

(2) This category includes investments in Groep ADRs and Voya shares. There are currently no redemption restrictions on this investment; however there may be times that the Voya shares are subject to blackout periods. Participants will generally receive advance notice of a blackout period and its anticipated end date. The fair values of the investments in this class have been estimated based upon the quoted market price.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statements of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual funds : Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual funds and are included in Level 1. This financial instrument includes U.S. equities, International equities, and Short-term investment funds.

Common/collective trust funds : Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.

Common stock funds : Groep ADRs and Voya shares are reported based upon a quoted market price. These assets are included in Level 1.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016

5. Financial Instruments (continued)

Self-directed brokerage account : The securities held within the SDBA are standard assets such as mutual funds, equities and cash and cash equivalent assets. These holdings are reported at quoted market price. These assets are included in Level 1.

Cash and cash equivalents : The carrying amounts for cash reflect the assets’ fair value. The fair values for cash equivalent are determined based on quoted market prices. These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2016 and 2015. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

6. Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Voya shares, Voya collective investment trusts and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. As of December 31, 2016 and 2015, funds of $719,799,981 and $657,439,756, respectively, were held in such investments and are considered party-in-interest transactions.

7. Subsequent Events

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

Voya 401(k) Savings Plan
EIN: 52-1317217 Plan No.: 001
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2016

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Boston Partners Large Cap Value Equity Fund	Common/Collective Trust	$50,256,673
	Cash and Cash Equivalents	Interest-bearing Cash	8,792
	Causeway International Value Fund - Institutional Class	Mutual Fund Shares	34,421,974
	Equity Index Non-Lendable Fund M	Common/Collective Trust	185,780,764
	ING Group Company Stock Fund	Stock Fund Shares	36,772,950
	ING Leveraged Company Stock Fund	Stock Fund Shares	24,979,628
	Metropolitan West Total Return Bond Fund - Class I	Mutual Fund Shares	58,092,355
	Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One	Common/Collective Trust	10,720,278
	Note Receivable	**	20,380,021
	Nuveen NWQ Small/Mid-Cap Value Fund - Class I	Mutual Fund Shares	16,590,044
*	Stable Value Option	Guaranteed Investment Contract	422,361,673	***
	State Street Russell Small/Mid Cap Index NL Index Series - Class C	Common/Collective Trust	116,719,844
	T. Rowe Price Institutional Large-Cap Growth Fund	Mutual Fund Shares	161,177,945
	TD Ameritrade SDBA	Self-Directed Brokerage Account	17,577,041
	Vanguard ® International Growth Fund - Admiral (TM) Shares	Mutual Fund Shares	68,996,638
	Vanguard ® Total Bond Market Index Fund - Institutional Class	Mutual Fund Shares	24,555,515
*	Voya Company Stock Fund	Stock Fund Shares	13,096,923
*	Voya Real Estate Fund - Class I	Mutual Fund Shares	48,747,094
*	Voya Small Cap Opportunities Portfolio - Class I	Mutual Fund Shares	41,147,837
*	Voya Target Index Solution Trust 2020	Common/Collective Trust	3,822,665
*	Voya Target Index Solution Trust 2025	Common/Collective Trust	46,971,340
*	Voya Target Index Solution Trust 2030	Common/Collective Trust	6,423,799
*	Voya Target Index Solution Trust 2035	Common/Collective Trust	56,324,228
*	Voya Target Index Solution Trust 2040	Common/Collective Trust	5,107,752
*	Voya Target Index Solution Trust 2045	Common/Collective Trust	49,190,618
*	Voya Target Index Solution Trust 2050	Common/Collective Trust	3,683,235
*	Voya Target Index Solution Trust 2055	Common/Collective Trust	8,421,118
*	Voya Target Index Solution Trust 2060	Common/Collective Trust	667,604
*	Voya Target Index Solution Trust Income	Common/Collective Trust	13,834,095
			$1,546,830,443
Note: Column (d) cost information is omitted for all participant directed investments.

* Indicates a party-in-interest plan
** Each loan will bear an interest rate prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. As of December 31, 2016, current interest rates on participant loans range from 4.25% to 4.50%. Loan repayment periods are generally for a maximum of five years. Current maturity dates on participant Loans range from January 2017 to October 2021 as of December 31, 2016.
*** Stated at contract value

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Voya 401(k) Savings Plan

By: Voya Financial Pension Committee

June 28, 2017	By: /s/	Steven T. Pierson
Dated	Name:	Steven T. Pierson
	Title:	Chairman, Voya Financial Pension Committee